Filed by Power & Digital Infrastructure Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Power & Digital Infrastructure Acquisition Corp.

Commission File No. 001-40046

PRESS RELEASE www.corescientific.com

CORE SCIENTIFIC ANNOUNCES DECEMBER UPDATES

Core Scientific Minted 1,044 Bitcoins in December 2021 and Held 5,296 Bitcoins as of year-end 2021

AUSTIN, Texas, Jan. 5, 2022 – Core Scientific, Inc. (“Core Scientific” or “the Company”), a leader in high-performance, carbon neutral blockchain infrastructure and software solutions, today announced December updates.

December Bitcoin Update

Core Scientific minted 1,044 bitcoins in December, 2,498 bitcoins in the fourth quarter, and 5,769 bitcoins in the full year, representing year-over-year increases of 313%, 235% and 350%, respectively. The Company held 5,296 bitcoins at year end.

At year end 2021, Core Scientific operated a fleet of approximately 67,000 state-of-the-art ASICs for its own account, which represented 6.6 Exahash (EH/s). The Company has contracted for the delivery of more than 100,000 new ASICs in 2022.

December Hosting Update

As of December 31, 2021, Core Scientific provided infrastructure, technology and operating support for a diverse group of customers operating more than 80,000 ASICs, which represented 6.9 EH/s of the Bitcoin Network. In 2021, the Company entered into agreements with customers to provide approximately 430 megawatts of additional hosting capacity in 2022.

“We are pleased with our progress in 2021. Our strong momentum positions us for continued growth in 2022,” said Mike Levitt, Core Scientific’s Chief Executive Officer.

Core Scientific provides this and any future similar unaudited updates to provide shareholders with visibility into the Company’s progress toward previously announced

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capacity projections. Minting data for 2021 are presented on a pro-forma basis to include the activity of Blockcap, a hosting customer that Core Scientific acquired on July 30, 2021.

ABOUT CORE SCIENTIFIC

Core Scientific is a best-in-class, large scale operator of dedicated, purpose-built facilities for digital asset minting and a premier provider of blockchain infrastructure, software solutions and services. Core Scientific has operated blockchain infrastructure in North America since 2017, using its facilities and intellectual property portfolio of more than 70 patents or applications for digital asset hosted minting and self-minting. Core Scientific operates data centers in Georgia, Kentucky, North Carolina and North Dakota. Core Scientific’s proprietary Minder® fleet management software combines the Company’s hosting expertise with data analytics to deliver maximum uptime, alerting, monitoring and management of all ASICs and GPUs in the Company’s network. To learn more, visit http://www.corescientific.com.

As announced on July 21, 2021, Core Scientific entered into a definitive merger agreement with Power & Digital Infrastructure Acquisition Corp. (“XPDI”) (Nasdaq: XPDI, XPDW, XPDIU), a special purpose acquisition company, pursuant to which Core Scientific and XPDI will combine. Core Scientific will become a publicly listed company upon the closing of the business combination, which is conditioned on, among other things, the approval by Core Scientific’s and XPDI’s stockholders and the satisfaction of other customary closing conditions.

As of September 30, 2021, over 50% of the power used in Core Scientific’s operation was generated from non-carbon emitting sources by local power providers pursuant to long-term power contracts. The Company determines whether power is generated from non-emitting energy sources from dispatch reports or grid generation mix reports provided by the Company’s power providers. Based on these reports Core Scientific purchased Green-e certified renewable energy credits (“RECs”) to offset 100% of its

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carbon consumption. The Company expects to maintain its 100% net carbon neutrality by increasing its overall use of renewable power and by purchasing RECs when necessary.

FORWARD LOOKING STATEMENTS

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are inherently subject to risks, uncertainties and assumptions. Such forward-looking statements include, but are not limited to, statements regarding possible or assumed future actions, business strategies, events or results of operations; projections, estimates and forecasts of revenue and other financial and performance metrics; projections of market opportunity and expectations; the company’s ability to scale and grow its business and source clean and renewable energy; the company’s ability to build value for its stockholders as a public company; expected growth of the company in 2022; and XPDI’s and Core Scientific’s ability to consummate the proposed merger between XPDI and Core Scientific (the “Transaction”). These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Core Scientific’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Core Scientific. These forward-looking statements are subject to a number of risks and uncertainties, including the ability of Core Scientific to successfully or timely consummate the proposed Transaction; failure to realize the anticipated benefits of the proposed Transaction; the company’s ability to execute on its business model, potential

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business expansion opportunities and growth strategies, retain and expand customers’ use of its services and attract new customers and source and maintain talent; risks relating to the company’s sources of cash and cash resources; risks relating to the blockchain and frontier technology infrastructure sectors, including the unregulated nature of the digital asset space and potential future regulations, volatility of the price of digital assets, changes in the award structure for solving digital assets and limited availability of electric power resources; risks relating to Core Scientific’s vulnerability to security breaches; risks relating to the uncertainty of the projected financial information; the ability to manage future growth; the effects of competition on the company’s future business; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in XPDI’s Registration Statement on Form S-4 (which includes a proxy statement/prospectus) related to the Transaction under the heading “Risk Factors,” filed with the United States Securities and Exchange Commission (the “SEC”) on December 31, 2021 and other documents of XPDI filed with the SEC. If any of these risks materialize or Core Scientific’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Core Scientific presently does know or that Core Scientific currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect current expectations, plans or forecasts of future events and views as of the date of this press release. Core Scientific anticipates that subsequent events and developments will cause Core Scientific’s assessments to change. However, while Core Scientific may elect to update these forward-looking statements at some point in the future, Core Scientific specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Core Scientific’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed Transaction will be submitted to stockholders of XPDI for their approval at a special meeting to be held on January 19, 2022. The Registration Statement on Form S-4 that XPDI filed with the SEC includes a proxy statement/prospectus, which has been distributed to XPDI’s stockholders in connection with XPDI’s solicitation of proxies for the vote on the proposed Transaction. XPDI has mailed the proxy statement/prospectus to XPDI stockholders as of the record date established for voting on the proposed Transaction and other matters to be presented at the special meeting of XPDI stockholders. XPDI’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus because these documents contain important information about XPDI, Core Scientific and the proposed Transaction. Stockholders may also obtain a copy of the proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed Transaction and other documents filed with the SEC by XPDI, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 321 North Clark Street, Suite 2440, Chicago, IL 60654.

PARTICIPANTS IN THE SOLICITATION

XPDI, Core Scientific and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from XPDI’s stockholders in connection with the proposed Transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of XPDI’s stockholders in connection with the proposed Transaction will be set forth in XPDI’s proxy statement/prospectus that has been filed with the SEC. You can find more information about XPDI’s directors and executive officers in XPDI’s final prospectus related to its initial public offering dated February 9, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

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NO OFFER OR SOLICITATION

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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CONTACTS

Investors:

Steven Gitlin

ir@corescientific.com

Media:

press@corescientific.com

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